Filed Pursuant to Rule 424(b)(2)
Registration Number: 333-143895
A filing fee of $15,350, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection with the securities offered by means of this prospectus supplement.
Prospectus Supplement
(To Prospectus dated June 20, 2007)

PACTIV CORPORATION

$250,000,000  5.875% Notes due 2012
$250,000,000  6.400% Notes due 2018

Interest payable January 15 and July 15

We are offering $250,000,000 aggregate principal amount of 5.875% notes due 2012 and $250,000,000 aggregate principal amount of 6.400% notes due 2018. Interest on the notes will be paid semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2008. The 2012 notes will mature on July 15, 2012, and the 2018 notes will mature on January 15, 2018. We may redeem some or all of the notes, at our option, at any time and from time to time at the redemption prices described in this prospectus supplement under “Description of notes—Optional redemption.” If a change of control triggering event as described in this prospectus supplement occurs, we will be required to offer to repurchase all of the notes at the price described in this prospectus supplement.

The notes will be unsubordinated and unsecured obligations ranking equally with all of our existing and future unsubordinated and unsecured obligations.

Investing in the notes involves risks. See “Risk factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering	Underwriting	Proceeds, before
	price	discount	expenses, to us

Per 2012 note	99.771%	0.600%	99.171%

Total	$249,427,500	$1,500,000	$247,927,500

Per 2018 note	99.600%	0.650%	98.950%

Total	$249,000,000	$1,625,000	$247,375,000

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on or about June 25, 2007.

Joint Book-Running Managers

JPMorgan	Morgan Stanley

Co-Managers

Banc of America Securities LLC
Barclays Capital
Lehman Brothers
SunTrust Robinson Humphrey
Wachovia Securities

June 20, 2007

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different information. If you receive any other information, you should not rely on it. We and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or the date of the documents incorporated by reference.

Prospectus

About This Prospectus	1
Available Information	1
Incorporation by Reference	1
Ratio of Earnings to Fixed Charges	2
Use of Proceeds	2
Description of Debt Securities	3
Legal Matters	10
Experts	11

S-i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described in the accompanying prospectus under “Incorporation by Reference.”

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “we,” “us,” “our” and “our company” are, collectively, to Pactiv Corporation and its subsidiaries. However, in “Description of notes” in this prospectus supplement, references to these terms are to Pactiv Corporation alone (and not its subsidiaries).

Cautionary note regarding forward-looking statements

This prospectus supplement and the accompanying prospectus and the information incorporated by reference in the accompanying prospectus may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements generally can be identified by the use of terms and phrases such as “will,” “believe,” “anticipate,” “may,” “might,” “could,” “expect,” “estimated,” “projects,” “intends,” “foreseeable future” and other similar terms and phrases. These forward-looking statements are not based on historical facts, but rather on our current expectations or projections about future events. Accordingly, these forward-looking statements are subject to known and unknown risks and uncertainties. While we believe that the assumptions underlying these forward-looking statements are reasonable and make the statements in good faith, actual results almost always vary from expected results and differences could be material. Some of the factors that we believe could cause our actual results to differ materially from future results expressed or implied by these forward-looking statements include those discussed under the caption “Risk factors” and in Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2006 that is incorporated by reference in the accompanying prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

S-ii

Summary

The following summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that you should consider before investing in the notes. For a more complete discussion of the information you should consider before investing in the notes, you should carefully read this entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described in the accompanying prospectus under “Incorporation by Reference.”

Pactiv Corporation

General

We are a leading producer of consumer and foodservice/food packaging products. With one of the broadest product lines in the specialty-packaging industry, we derive more than 80% of our sales from market sectors in which we hold the No. 1 or No. 2 market-share position. Our business operates 39 manufacturing facilities in North America, three in China and one in Germany. In 2006, 95% of our $2.9 billion in sales were generated in North America.

We have two operating segments:

•	Consumer Products manufactures disposable plastic, foam, molded-fiber, pressed-paperboard and aluminum packaging products and sells them to customers such as grocery stores, mass merchandisers and discount chains. Products include waste bags, food-storage bags and disposable tableware and cookware. We sell many of our consumer products under well-known trademarks, such as Hefty®.

•	Foodservice/Food Packaging manufactures foam, clear plastic, aluminum, pressed-paperboard and molded-fiber packaging products and sells them to customers in the food-distribution channel that prepare and process food for consumption. Customers include foodservice distributors, restaurants, other institutional foodservice outlets, food processors and grocery chains.

Products and markets

Consumer products

We manufacture, market and sell consumer products such as plastic storage bags for food and household items; plastic waste bags; aluminum cookware; and foam, pressed-paperboard, plastic and molded-fiber tableware. These products are typically used by consumers in their homes and are sold through a variety of retailers, including supermarkets and mass merchandisers. Many of these products are sold under such recognized brand names as:

Hefty®	Hefty® The Gripper®	Hefty® Zoo Pals®
Baggies®	Hefty® Cinch Sak®	Hefty® Serve ’n Store®
Kordite®	Hefty® Ultra Flextm	Hefty® Easy Griptm
EZ Foiltm	Hefty® HandySakstm	Hefty® EZ Ovenwaretm
Hefty® OneZip®	Hefty® Kitchen Fresh®

In 2006, Consumer Products accounted for 37% of our sales.

Foodservice/Food packaging

We are a leading provider of packaging products to the foodservice, supermarket, restaurant and food packaging markets. Our products are designed to protect food during distribution, aid retailers in merchandising food products and help customers prepare and serve meals in their homes.

Foodservice customers use our products to merchandise and sell food products on their premises and for takeout meals. Products include tableware items such as plates, bowls and cups and a broad line of takeout-service containers made from clear plastic, microwaveable plastic, foam, molded-fiber, paperboard and aluminum.

Food-packaging products for supermarkets include clear rigid-display packaging for produce, delicatessen and bakery applications; microwaveable containers for prepared, ready-to-eat meals; and foam trays for meat and produce. We also manufacture plastic zipper closures for a variety of other packaging applications.

Food-processor products include dual-ovenable paperboard containers, molded-fiber egg cartons, meat and poultry trays and aluminum containers.

In 2006, Foodservice/Food Packaging accounted for 63% of our sales.

Business strategy

Our business strategy is to grow by expanding our existing businesses. Through our broad product lines and custom-design capability, we offer customers a range of products to fit their needs. As a result, we are a primary supplier to several national and international manufacturers and distributors, and have developed long-term relationships with key participants in the packaging and foodservice distribution markets. These relationships enable us to better identify and penetrate new markets.

Market presence

Many of our products have strong market-share positions, including those in key markets such as zipper bags, tableware, foam trays, foodservice foam containers, clear rigid-display packaging and aluminum cookware. In 2006, we derived more than 80% of our sales from market sectors in which we hold the No. 1 or No. 2 market-share position. This is a reflection of the:

•	strength of our Hefty® and EZ Foiltm brands;

•	breadth of our product lines; and

•	ability to offer “one-stop shopping” to our customers.

New products/design services

Successful development of new products and value-added product-line extensions are essential to our continued growth. In 2005, we opened a new product-development center to locate our research, development and engineering teams close to our marketing and manufacturing teams, allowing us to better serve our customers. We spent $33 million on research and development activities in both 2006 and 2005 and $28 million in 2004.

Service capabilities

The Foodservice/Food Packaging segment’s “One Face to the Customer” strategy continues to deliver positive results. The systems and information-management infrastructure and distribution network supporting this customer-linked manufacturing process help us to reduce supply-chain costs, enhance customer service and improve productivity.

Productivity/cost reduction

Our continued focus on productivity enhancements and manufacturing and logistics cost reductions is key to improving our profitability. In 2006, approximately 40% of our research and development spending and 30% of our capital spending was devoted to efforts to reduce costs and improve manufacturing and distribution efficiency.

Strategic acquisitions

Strategic acquisitions have been an important element of our growth strategy. Since the beginning of 2000, we have invested approximately $1.3 billion to acquire businesses that complement and/or expand our core businesses. Our focus is on products that have strong growth characteristics and attractive margins. See “The Prairie Packaging acquisition” below.

The Prairie Packaging acquisition

On April 12, 2007, we announced our entry into an Agreement and Plan of Merger with Prairie Packaging, Inc., pursuant to which we acquired, by merger, Prairie Packaging for approximately $1 billion. The acquisition closed on June 5, 2007.

Prairie Packaging manufactures a broad range of tableware and foodservice products, including drink cups, portion cups, containers, cutlery, plates and bowls. Prairie Packaging operates five manufacturing facilities in the United States and employs approximately 1,200 people.

Prairie Packaging had total assets of $248.3 million as of December 31, 2006. In addition, Prairie Packaging had net sales of $420.1 million and net income of $66.3 million for the year ended December 31, 2006.

Our company was incorporated in the State of Delaware in 1965 under the name of Packaging Corporation of America, operating as a subsidiary of Tenneco Inc. In November 1995, we changed our name to Tenneco Packaging Inc. In November 1999, we were spun-off from Tenneco Inc. as an independent company and changed our name to Pactiv Corporation.

Our principal executive offices are located at 1900 West Field Court, Lake Forest, Illinois 60045.

The offering

Issuer	Pactiv Corporation.

Securities offered	$250,000,000 in aggregate principal amount of 5.875% notes due 2012 and $250,000,000 in aggregate principal amount of 6.400% notes due 2018.

Stated maturity date	July 15, 2012 for the 2012 notes and January 15, 2018 for the 2018 notes.

Interest rate	5.875% per annum for the 2012 notes and 6.400% per annum for the 2018 notes, in each case accruing from June 25, 2007.

Interest payment dates	Interest will be paid on January 15 and July 15 of each year to holders of record on January 1 and July 1, respectively. The first interest payments on the notes will be made on January 15, 2008 to holders of record on January 1, 2008.

Optional redemption	We may redeem the notes in whole or in part at any time prior to their maturity at the redemption prices described under “Description of notes—Optional redemption” in this prospectus supplement, plus any interest that is due and unpaid on the redemption date.

Sinking fund	None.

Ranking	The notes will be unsubordinated and unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured obligations.

Purchase of notes upon a change of control	If a change of control triggering event occurs as described herein, we will be required to offer to repurchase all of the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the repurchase date. See “Description of notes—Change of control repurchase event.”

Covenants	We will issue the notes under an indenture, as supplemented, between us and The Bank of New York Trust Company, N.A, as trustee. The indenture restricts our ability to:

• incur certain encumbrances securing debt;

• enter into sale and leaseback transactions; and

• merge or consolidate with or sell all or substantially all of our assets to another corporation or person.

Further issuances	We may from time to time issue further notes ranking equally and ratably with the notes in all respects, including the same terms as to status, redemption or otherwise.

Trading	The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making at anytime without notice.

See “Underwriting” in this prospectus supplement for more information about possible market-making by the underwriters.

Form and denomination	The notes will be issued in the form of one or more fully registered global securities, without coupons, in denominations of $1,000 in principal amount and integral multiples of $1,000 in excess thereof. These global securities will be deposited with the trustee as custodian for, and registered in the name of, a nominee of DTC. Except in the limited circumstances described under “Description of Debt Securities —Book-Entry Securities” in the accompanying prospectus, notes in certificated form will not be issued or exchanged for interests in global securities.

Use of proceeds	We will use the proceeds from this offering to finance our acquisition of Prairie Packaging by repaying borrowings under a short-term bridge credit facility that was used to repay a promissory note issued to the stockholders of Prairie Packaging in connection with the acquisition.

Risk factors	See “Risk factors” in this prospectus supplement, as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in the accompanying prospectus. See “Incorporation by Reference” in the accompanying prospectus.

Summary selected financial data

The following selected financial data have been derived from our audited consolidated financial statements for the years ended December 31, 2002 through 2006 and our unaudited consolidated financial statements for the three months ended March 31, 2007. This data should be read together with our historical financial statements and related notes and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, each of which is incorporated by reference in the accompanying prospectus. See “Incorporation by Reference” in the accompanying prospectus.

	Three months ended
	March 31,		Year ended December 31,
(amounts in millions)	2007	2006	2006	2005	2004	2003	2002

Statement of income data:
Sales	$677	$680	$2,917	$2,756	$2,544	$2,379	$2,170
Costs and expenses(1)	574	583	2,493	2,456	2,247	1,958	1,764

Operating income	103	97	424	300	297	421	406
Other income (expense)	(16)	(16)	(33)	(76)	(81)	(137)	(82)

Income before income taxes	87	81	391	224	216	284	324
Income tax expense	30	30	114	81	78	108	130

Income from continuing operations	57	51	277	143	138	176	194
Discontinued operations, net of income tax	—	—	(3)	(89)	17	19	26
Cumulative effect of changes in accounting principles, net of income tax	—	—	—	—	—	(12)	(72)

Net income	$57	$51	$274	$54	$155	$183	$148

	March 31,	December 31,
(amounts in millions)	2007	2006	2005	2004	2003	2002

Balance sheet data:
Total assets	$2,692	$2,758	$2,820	$3,741	$3,706	$3,412
Total long-term debt	$771	$771	$869	$869	$1,335	$1,222
Total shareholders’ equity	$832	$853	$820	$1,083	$1,061	$897

(1)	Includes credits of $1 million and charges of $6 million and $79 million for the years ended December 31, 2006, 2005 and 2004, respectively, related to a restructuring program to reduce manufacturing capacity and overhead costs. See Note 3 under “Notes to Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in the accompanying prospectus.

Summary unaudited pro forma combined financial data

The following unaudited pro forma combined financial information illustrates the effects of the Prairie Packaging acquisition including the expected financing of the acquisition (the “Acquisition”) on our historical financial position and results of operations. See “Pactiv Corporation—The Prairie Packaging acquisition” and “Use of proceeds.”

The unaudited pro forma combined condensed statement of financial position data give effect to the Acquisition as if it had occurred on March 31, 2007. The unaudited pro forma combined statement of income data give effect to the Acquisition as if it had occurred on January 1, 2006. The unaudited pro forma combined financial information is presented for informational purposes only and does not purport to represent our financial condition or results of operations had the Acquisition occurred as of the respective dates indicated above. In addition, the unaudited pro forma combined financial information does not purport to project our future financial position or results of operations as of any future date or for any future period.

The unaudited pro forma combined financial information has been derived by the application of pro forma adjustments to our unaudited and audited historical consolidated financial statements, which are contained in reports that are incorporated by reference in the accompanying prospectus. See “Incorporation by Reference” in the accompanying prospectus. The pro forma adjustments and certain assumptions underlying these adjustments, using the purchase method of accounting, are described in the notes to the unaudited pro forma combined financial statements contained in our Current Report on Form 8-K/A filed with the SEC on June 20, 2007, which is incorporated by reference in the accompanying prospectus. The principal pro forma adjustments to the combined condensed statement of financial position consist of the following: (1) additional goodwill relating to the Acquisition; (2) an increase in net intangible assets; and (3) an increase in debt incurred to finance the Acquisition, including the notes offered hereby. The principal pro forma adjustments to the combined statements of income consist of the following: (1) increased depreciation and amortization; and (2) increased interest expense attributable to the debt incurred to finance the Acquisition. The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. These pro forma adjustments do not include any cost savings from synergies or costs of integration that may occur as a result of the Acquisition.

The unaudited pro forma combined financial information should be read in conjunction with (1) the unaudited pro forma combined financial statements and accompanying notes included in our Current Report on Form 8-K/A filed with the SEC on June 20, 2007, (2) our historical audited financial statements as of and for the years ended December 31, 2006 and 2005 included in our Annual Report on Form 10-K for the year ended December 31, 2006, (3) our historical unaudited financial statements as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 included in our Quarterly Report on From 10-Q for the quarterly period ended March 31, 2007 and (4) the historical financial statements of Prairie Packaging contained in our Current Report on Form 8-K/A filed with the SEC on June 20, 2007, each of which is incorporated by reference in the accompanying prospectus. See “Incorporation by Reference” in the accompanying prospectus.

	Three months	Year ended
	ended March	December 31,
(amounts in millions, except ratios)	31, 2007	2006

Pro forma combined statement of income data:
Sales	$784	$3,337
Costs and expenses	669	2,858

Operating income	115	479
Other income (expense)	(31)	(93)

Income before income taxes	84	386
Income tax expense	29	112

Income from continuing operations	$55	$274

Pro forma combined condensed statement of financial position data:
Total assets	$3,758
Total long-term debt	$1,776
Total shareholders’ equity	$832

Pro forma ratio of earnings to fixed charges:
Income before income taxes	$84	$386
Add:
Interest, net of capitalized interest	33	133
Portion of rentals representative of interest factor(1)	2	9

Earnings as defined	$119	$528

Interest, net of capitalized interest	$33	$133
Interest capitalized	–	2
Portion of rentals representative of interest factor(1)	2	9

Fixed charges as defined	$35	$144

Ratio of earnings to fixed charges	3.40	3.67

(1)	The interest portion of net rental expense is estimated to be equal to one-third of the net rental expense.

Risk factors

An investment in the notes is subject to risk. Before you decide to invest in the notes, you should consider the risk factors below as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference in the accompanying prospectus. See “Incorporation by Reference” in the accompanying prospectus.

Risks relating to our acquisition of Prairie Packaging

The operations of Prairie Packaging may not be integrated successfully with our operations, and the intended benefits of the acquisition may not be realized.

The Prairie Packaging acquisition will present challenges to our management, including integration of the operations, properties and personnel of Prairie Packaging. The acquisition will also pose other risks commonly associated with similar transactions, including, among others, unanticipated liabilities, unexpected costs and the diversion of management’s attention to the integration of the operations of Prairie Packaging with our operations. Any difficulties that the combined company encounters in the transition and integration processes, and any level of integration that is not successfully achieved, could have an adverse effect on the net sales, costs and expenses and net income of the combined company. The combined company may also experience operational interruptions or the loss of key employees or customers. As a result, we may not realize anticipated benefits or cost savings of the acquisition.

Risks relating to the notes

An active trading market for the notes may not develop.

The notes are a new issue of securities with no established trading market, and we do not intend to list them on any securities exchange or automated quotation system. As a result, an active trading market for the notes may not develop, or if one does develop, it may not be sustained. If an active trading market fails to develop or cannot be sustained, you may not be able to resell your notes at their fair market value or at all.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other actions that could negatively impact holders of the notes.

We are not restricted under the terms of the notes or the indenture governing the notes from incurring additional debt. Although the indenture limits our ability to issue secured debt without also securing the notes and to enter into sale and leaseback transactions, these limitations are subject to a number of exceptions. See “Description of Debt Securities—Certain Covenants” in the accompanying prospectus.

The notes will be unsecured and effectively subordinated to our secured debt, which makes the claims of holders of secured debt senior to the claims of holders of the notes.

The notes will be unsecured. As of March 31, 2007, we did not have any significant secured debt outstanding. The holders of any secured debt that we may have may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of any secured debt that we may have also would have priority over unsecured creditors in the event of our liquidation. In the event of our bankruptcy, liquidation or similar proceeding, the holders of secured debt that we may have would be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to any secured debt that we may have.

Our ability to service our debt, including the notes, will be dependent upon the earnings of our subsidiaries and the distribution of those earnings to us.

Following the Prairie Packaging acquisition, a substantial portion of the operations of the combined company will be conducted through our subsidiaries. Accordingly, our cash flow and consequent ability to service our debt, including the notes, will be dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right we have to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

Use of proceeds

We expect the net proceeds from the sale of the notes to be approximately $495 million (after deducting the underwriters’ discount and our estimated expenses relating to the offering). We intend to use the net proceeds from the sale of the notes to finance our acquisition of Prairie Packaging. At the closing of the Prairie Packaging acquisition, we paid a portion of the purchase price by issuing a short-term promissory note to the stockholders of Prairie Packaging. See “Summary—Pactiv Corporation—The Prairie Packaging acquisition” in this prospectus supplement. This promissory note matured on June 18, 2007. We will use the net proceeds of the sale of the notes in this offering to repay borrowings under a short-term bridge credit facility that we used to repay the promissory note. Borrowings under the bridge credit facility bear interest at a floating rate equal to the seven-day London interbank offered rate plus a margin of 0.55% per annum and are due upon the closing of this offering. Affiliates of each of the underwriters of the offering of the notes are lenders under the bridge credit facility. See “Underwriting” in this prospectus supplement.

Capitalization

The following table sets forth, as of March 31, 2007, our consolidated capitalization on a historical basis and on a pro forma basis to give effect to our acquisition of Prairie Packaging and the offering of the notes. See “Use of proceeds” and “Summary—Pactiv Corporation—The Prairie Packaging acquisition” in this prospectus supplement. You should read the table below together with the information set forth under “Summary—Summary selected financial data” and “Summary—Summary unaudited pro forma combined financial data” in this prospectus supplement and our consolidated financial statements and the notes thereto and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated by reference in the accompanying prospectus.

	March 31, 2007
(amounts in millions)	Actual	Pro forma

Cash and cash equivalents	$125	$121

Debt:
Short-term debt:
8% Notes due April 15, 2007	99	99
Long-term debt:
Revolving credit facility	—	500
Industrial Revenue Development Bonds due 2010(1)	—	5
5.875% Notes due 2012 offered hereby	—	250
6.400% Notes due 2018 offered hereby	—	250
8.125% Debentures due 2017	300	300
7.95% Debentures due 2025	275	275
8.375% Debentures due 2027	196	196
Minority interest	13	13
Total shareholders’ equity	832	832

Total capitalization	$1,715	$2,720

(1)	Assumed in connection with the Prairie Packaging acquisition.

Description of notes

We will issue the notes as series of debt securities under an indenture, dated September 29, 1999, between us and The Bank of New York Trust Company, N.A. (as successor in interest to JPMorgan Chase Bank, N.A.), as trustee, as supplemented by supplemental indentures, including the supplemental indentures, dated as of June 25, 2007, providing for the terms of the notes, which we refer to, collectively, in this prospectus supplement as the “indenture.”

The following description of certain terms of the notes offered by this prospectus supplement supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of our debt securities contained under the heading “Description of Debt Securities” in the accompanying prospectus. The following description of the notes is a summary and is subject to, and qualified in its entirety by reference to, the accompanying prospectus and the indenture. Not all the defined terms used in this prospectus supplement are defined here, and you should refer to the accompanying prospectus or the indenture for the definitions of such terms.

General

The 2012 notes will:

•	be our unsubordinated and unsecured obligations;

•	rank equally with all of our existing and future unsubordinated and unsecured obligations;

•	be initially limited to $250,000,000 aggregate principal amount;

•	mature on July 15, 2012; and

•	bear interest at the rate per annum shown on the front cover of this prospectus supplement.

The 2018 notes will:

•	be our unsubordinated and unsecured obligations;

•	rank equally with all of our existing and future unsubordinated and unsecured obligations;

•	be initially limited to $250,000,000 aggregate principal amount;

•	mature on January 15, 2018; and

•	bear interest at the rate per annum shown on the front cover of this prospectus supplement

Interest on the notes will be:

•	paid semiannually in arrears on January 15 and July 15 of each year, commencing on January 15, 2008, to the persons in whose names the notes are registered at the close of business on January 1 or July 1, as the case may be, next preceding such January 15 or July 15;

•	computed on the basis of a 360-day year consisting of twelve 30-day months.

The notes are not entitled to any mandatory redemption or sinking fund payments.

The notes will be issued in minimum denominations of $1,000 in principal amount and integral multiples of $1,000 in excess thereof.

Further issuances of notes

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise, as the notes.

Optional redemption

Each series of the notes will be redeemable in whole or in part, at our option, at any time, at a redemption price equal to the greater of (1) 100% of their principal amount and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points in the case of the 2012 notes and 20 basis points in the case of the 2018 notes. In each case, we will pay accrued and unpaid interest to the date of redemption.

“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable series of notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of notes.

“Comparable Treasury Price” means, with respect to any redemption date: (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means J.P. Morgan Securities Inc. or Morgan Stanley & Co. Incorporated or their successors or, if either of such firms is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and two other treasury dealers selected by us; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

Holders of any notes to be redeemed will receive notice by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

Change of control repurchase event

If a change of control triggering event occurs, unless we have exercised our option to redeem the notes as described above, we will be required to make an offer (the “change of control offer”) to each holder of the notes to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes on the terms set forth in the notes. In the change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (the “change of control payment”). Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “change of control payment date”). The notice will, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on the change of control triggering event occurring on or prior to the change of control payment date.

On the change of control payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“Change of control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to one or more “persons” (as that term is defined in the indenture), other than us or one of our subsidiaries; or (3) the first day on which a majority of the members of our Board of Directors are not continuing directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

“Change of control triggering event” means the occurrence of both a change of control and a rating event.

“Continuing director” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director).

“Investment grade rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating agencies” means (1) each of Moody’s and S&P, and (2) if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating event” means the rating on the notes is lowered by each of the rating agencies and the notes are rated below an investment grade rating by each of the rating agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control and (2) public notice of our intention to effect a change of control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular change of control (and thus will not be deemed a rating event for purposes of the definition of change of control triggering event) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control has occurred at the time of the rating event).

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act), as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of change of control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase that holder’s notes as a result of the sale, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to one or more persons may be uncertain.

Book-entry form; form

The notes will be represented by one or more global securities that will be deposited with, or on behalf of, DTC, the depositary for the notes, and registered in the name of Cede & Co., the nominee of DTC. So long as the notes are represented by a global security or securities, the interest payable on the notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns, as the registered owner of the notes, by wire transfer in immediately available funds on each interest payment date. If the notes are no longer represented by a global security or securities, payment of interest on the notes may, at our option, be made by wire transfer or by check mailed to the holder’s last registered address. A description of DTC’s procedures is set forth under the heading “Description of Debt Securities—Book-Entry Securities” in the accompanying prospectus. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

Underwriting

J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers and the representatives of the several underwriters of the offering of the notes. We have entered into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell, and each of the underwriters has severally agreed to purchase, the aggregate principal amount of notes next to its name in the following table.

	Principal amount	Principal amount
Underwriter	of 2012 notes	of 2018 notes

J.P. Morgan Securities Inc.	$100,000,000	$100,000,000
Morgan Stanley & Co. Incorporated	87,500,000	87,500,000
Banc of America Securities LLC	12,500,000	12,500,000
Barclays Capital Inc.	12,500,000	12,500,000
Lehman Brothers Inc.	12,500,000	12,500,000
SunTrust Capital Markets, Inc.	12,500,000	12,500,000
Wachovia Capital Markets, LLC	12,500,000	12,500,000

Total	$250,000,000	$250,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the notes if they buy any of them. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The underwriters have advised us that they propose initially to offer the notes to the public for cash at the public offering prices set forth on the cover of this prospectus supplement, and to certain dealers at such price less concessions not in excess of 0.350% of the principal amount of the 2012 notes and 0.400% of the principal amount of the 2018 notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.225% of the principal amount of the 2012 notes and 0.250% of the 2018 notes to certain other dealers. After the public offering of the notes, the public offering price and other selling terms may be changed.

The aggregate proceeds to us from the offering, before deducting our expenses in the offering, are set forth on the cover to this prospectus supplement. We estimate that the total expenses of the offering to be paid by us (other than the underwriters’ discounts and commissions) will be approximately $300,000.

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the representatives may overallot in connection with the offering, creating a short position. In addition, the representatives may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The representatives will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

In the ordinary course of business, certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment and commercial banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

Affiliates of each of the underwriters of the offering of the notes are lenders under the bridge credit facility described under “Use of proceeds” in this prospectus supplement. Because more than 10% of the net proceeds of this offering is being used to repay borrowings under the bridge credit facility, this offering is being made pursuant to Rule 2710(h) of the National Association of Securities Dealers, Inc.

Legal matters

The validity of the notes being offered hereby will be passed upon for us by Joseph E. Doyle, Esq., Vice President, General Counsel and Secretary of Pactiv Corporation, and by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. The validity of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Pactiv Corporation included in Pactiv Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and Pactiv Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated in the accompanying prospectus by reference. Such consolidated financial statements and management’s assessment are incorporated therein by reference in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Prairie Packaging, Inc. as of and for the years ended December 31, 2006 and 2005 have been incorporated by reference in the accompanying prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference therein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

PACTIV CORPORATION

Debt Securities

We may offer and sell from time to time our debt securities in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer.

Each time that securities are sold using this prospectus, we will provide a prospectus supplement that contains specific information about the offering. The applicable prospectus supplement may also add to or update information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The securities may be offered and sold to or through one or more underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. The applicable prospectus supplements will provide the specific terms of the plan of distribution.

You should carefully read the risk factors included in the applicable prospectus supplement and in our periodic reports and other information filed with the Securities and Exchange Commission before investing in our debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 20, 2007.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission, or the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Pactiv Corporation and its subsidiaries, collectively.

AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for documents filed by us under the Securities Exchange Act of 1934, or the Exchange Act, is 001-15157.

Our common stock is listed on the New York Stock Exchange and its trading symbol is “PTV.”

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007; and

•	Current Reports on Form 8-K filed with the SEC on April 12, 2007, June 12, 2007 and June 20, 2007.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offering of the debt securities is completed shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents. Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at our principal executive offices: Pactiv Corporation, 1900 West Field Court, Lake Forest, Illinois 60045, Telephone Number (847) 482-2000, Attention: Investor Relations.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below are our consolidated ratios of earnings to fixed charges for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 and the three months ended March 31, 2007.

	First Quarter
	2007	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges	5.35	5.63	3.38	3.23	3.96	4.23

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we intend to use the net proceeds from the sale of the offered securities for working capital and other general corporate purposes, which may include the repayment of our indebtedness outstanding from time to time.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of our debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.

The debt securities will be issued under an Indenture, dated September 29, 1999, between us and The Bank of New York Trust Company, N.A. (successor in interest to JPMorgan Chase Bank, N.A.), as trustee, as supplemented by supplemental indentures providing for the terms of the debt securities.

The following summaries of certain provisions of the indenture do not include all of the information included in the indenture and may not cover information that you may find important. Accordingly, these summaries are subject to, and are qualified in their entirety by reference to, the detailed provisions of the indenture, including the definitions therein of certain terms.

General

The indenture does not limit the amount of debt securities that may be issued under it and provides that debt securities may be issued under it from time to time in one or more series. The debt securities will be our unsubordinated and unsecured obligations and, as such, will rank equally and ratably with all of our other unsubordinated and unsecured obligations, including accounts payable to our suppliers and other general creditors.

The indenture does not generally limit the amount of other indebtedness or securities that we or our subsidiaries may issue. However, as described under “Certain Covenants,” our issuance, assumption or guarantee of specified secured debt is subject to certain restrictions. In addition, unless otherwise indicated in an applicable prospectus supplement, there are no covenants or other provisions in the indenture providing for a put or increased interest or that would otherwise provide the holders of the debt securities with additional protection in the event of a recapitalization transaction, our change of control or a highly leveraged transaction involving us.

The applicable prospectus supplement or prospectus supplements will describe, among other things, the following terms of the debt securities offered thereby:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the price or prices at which the offered debt securities will be issued;

•	the date or dates on which the principal of the offered debt securities is payable;

•	the place or places where and the manner in which the principal of and interest, if any, on such offered debt securities will be payable and the place or places where such offered debt securities may be presented for transfer and, if applicable, conversion or exchange and notices and demands to or upon us in respect of the securities of the series may be served;

•	the rate or rates at which the offered debt securities will bear interest, if any, and the date or dates from which such interest, if any, will accrue;

•	the dates, if any, on which any interest on the offered debt securities will be payable, and the regular record date for any interest payable on any offered debt securities;

•	the obligation, if any, of us to redeem or purchase debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which debt securities of the series will be redeemed or purchased, in whole or part, and any provisions for the remarketing of such debt securities;

•	whether such offered debt securities are convertible or exchangeable into other securities and, if so, the terms and conditions upon which such conversion or exchange will be effected, including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions;

•	any terms applicable to such offered debt securities issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue;

•	if other than the principal amount thereof, the portion of the principal amount of the offered debt securities which will be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default;

•	any deletions from, modifications of or additions to the events of default or covenants applicable to us with respect to such offered debt securities and whether or not such events of default or covenants are consistent with the events of default or covenants set forth in this prospectus;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which, offered debt securities may be redeemed, in whole or in part, at our option;

•	the denominations in which any registered securities of the series will be issuable, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other terms of the offered debt securities not inconsistent with the provisions of the indenture.

The foregoing is not intended to be an exclusive list of the terms that may be applicable to any offered debt securities and will not limit in any respect our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus provided that such terms are not inconsistent with the indenture and this prospectus.

Form, Exchange, Registration and Transfer

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be issued in fully registered form and will be represented by one or more global debt securities, as described below under “Book-Entry Securities.” Unless otherwise indicated in an applicable prospectus supplement, registered debt securities will be issuable in denominations of $1,000 and integral multiples thereof.

Debt securities may be presented for registration of transfer, at our office or agency maintained for such purpose with respect to any series of debt securities, without service charge and upon payment of any tax or other governmental charge as described in the indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by us upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We intend to initially appoint the trustee as registrar and the name of any different or additional registrar designated by us with respect to the offered debt securities will be included in the prospectus supplement relating thereto.

In the event of any redemption of debt securities of any series, we will not be required to exchange or register the transfer of (1) any debt securities of any series for a period of 15 days next preceding the first mailing of the notice of redemption of debt securities of that series being redeemed or (2) any debt securities selected, called, or being called for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part.

Payment and Paying Agents

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of, and interest, if any, on registered debt securities will be made at our office or agency maintained for that purpose, except that at our option payment of principal or interest may be paid by wire transfer or by mailing a check to the holder’s last registered address. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered debt securities will be made to the person in whose name such registered debt security is registered at the close of business on the record date for such installment of interest.

Unless otherwise indicated in an applicable prospectus supplement, the trustee will initially be designated as our paying agent for payments with respect to the debt securities.

All monies paid by us to a paying agent for the payment of principal of, or interest, if any, on any debt security which remains unclaimed at the end of two years after such principal or interest becomes due and payable will be repaid to us, and the holder of such debt security or any coupon will thereafter look only to us for payment thereof, unless otherwise required by mandatory provisions of applicable abandoned or unclaimed property laws.

Book-Entry Securities

The debt securities of a series will be represented by one or more global securities. Unless otherwise indicated in the prospectus supplement, the global security representing the debt securities of a series will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or other successor depositary we appoint and registered in the name of the depositary or its nominee. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary. The debt securities will not be issued in definitive form unless otherwise provided in the prospectus supplement.

We anticipate that DTC will act as depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One fully-registered global security will be issued with respect to each $500 million of principal amount of debt securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of debt securities of such series.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTTC”). DTTC, in turn is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (which are also subsidiaries of DTTC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security will be recorded on the direct and indirect participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive a written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyances of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the debt securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed.

In any case where a vote may be required with respect to the debt securities of any series, neither DTC nor Cede & Co will consent or vote with respect to such debt securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities of the series are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal of, and interest, if any, on the debt securities will be paid to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the applicable payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of us or the trustee. Disbursement of payments from Cede & Co. to direct participants is DTC’s responsibility. Disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

In any case where we have made a tender offer for the purchase of any debt securities, a beneficial owner must give notice through a participant to a tender agent to elect to have its debt securities purchased or tendered. The beneficial owner must deliver debt securities by causing the direct participants to transfer the participant’s interest in the debt securities, on DTC’s records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the debt securities are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered debt securities to the tender agent’s account.

DTC may discontinue providing its services as depositary for the debt securities at any time by giving reasonable notice to us or the trustee. Under these circumstances, if a successor depositary is not obtained, then debt security certificates must be delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, debt security certificates will be printed and delivered.

We obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Certain Covenants

Negative Pledge

Under the indenture, we have agreed not to, and to not permit any restricted subsidiary to, issue, assume, incur or guarantee specified types of secured debt without providing that the debt securities issued and outstanding under the indenture (including the debt securities offered by this prospectus) be secured equally and ratably with that secured debt. This restriction applies to any debt secured by a mortgage, pledge, lien or other encumbrance on any principal manufacturing property or any restricted subsidiary or on any shares of capital stock or debt of any restricted subsidiary. This restriction does not apply if, after giving effect to the contemplated transaction, the aggregate amount of all such secured debt incurred after the date of the indenture, together with all of our and our subsidiaries’ attributable debt in respect of specified sale and leaseback transactions involving principal manufacturing properties, would not exceed 15% of our consolidated net tangible assets. This restriction also does not apply in the case of:

•	the creation of encumbrances on any principal manufacturing property to secure payment of all or any part of the purchase price of that property or construction of fixed improvements on that property before, at the time of or within 180 days after the latest of the acquisition, completion of construction or commencement of commercial operation of that property, or the assumption of any existing encumbrances on any principal manufacturing property acquired by us or a restricted subsidiary, so long as the encumbrance does not apply to any improved property previously owned by us or a restricted subsidiary and so long as the amount of debt secured by the encumbrance does not exceed 100% of the lesser of the cost or fair value of the property;

•	encumbrances on any principal manufacturing property of a corporation that is merged into or consolidated with us or a restricted subsidiary or substantially all of the assets of which are acquired by us or a restricted subsidiary;

•	encumbrances on any principal manufacturing property in favor of governmental bodies to secure partial, progress, advance or other payments under any contract or statute, or to secure any debt incurred or guaranteed for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to those encumbrances;

•	encumbrances on particular property to secure or provide funds for all or any part of the cost of exploration, drilling, mining, development, maintenance or operation of that property intended to obtain or increase the production of specified natural resources from that property;

•	encumbrances securing debt owed by a restricted subsidiary to us or another restricted subsidiary;

•	encumbrances on any of our or a restricted subsidiary’s principal manufacturing properties that were in existence on the date of the indenture;

•	specified extensions, renewals or replacements of encumbrances described above; and

•	permitted mortgages, as described below.

Under the indenture, “attributable debt” means the total net amount of the rent required to be paid during the remaining term of any lease, discounted at the weighted average rate per year then borne by the outstanding debt securities.

Under the indenture, “consolidated net tangible assets” means the total assets shown on our consolidated balance sheet for the most recent fiscal quarter, after deducting the amount of all current liabilities and intangible assets.

Under the indenture, a “permitted mortgage” means:

•	any governmental, mechanics’, materialmen’s, carriers’ or similar lien created in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction;

•	any right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

•	any lien of taxes and assessments which is (1) for the current year, (2) not at the time delinquent or (3) delinquent but the validity of which is being contested at the time by us or any of our subsidiaries in good faith;

•	any lien arising from or in connection with a conveyance by us or any of our subsidiaries of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulphur, helium, coal, metals, minerals, steam, timber or other natural resources;

•	any lien to secure obligations imposed by statute or governmental regulations; or

•	any lien of, or to secure performance of, leases, other than leases relating to a sale and leaseback transaction.

Under the indenture, a “restricted subsidiary” generally means a subsidiary that owns or leases a principal manufacturing property.

Under the indenture, a “principal manufacturing property” generally means any U.S. manufacturing plant or testing or research and development facility, unless our Board of Directors determines that the manufacturing, testing, research and development activities performed at that plant or facility are not of material importance to the total business conducted by us and our consolidated subsidiaries.

Limitation on Sale and Leaseback Transactions

Under the indenture, we have agreed not to, and to not permit any restricted subsidiary to, enter into any sale and leaseback transaction involving any principal manufacturing property that has been or will be sold by us or any restricted subsidiary, unless:

•	we or such restricted subsidiary would be entitled to create secured debt on that property, as described above under “Negative Pledge,” in an amount at least equal to the attributable debt with respect to the sale and leaseback transaction, without equally and ratably securing all debt securities outstanding under the indenture;

•	since the date of the indenture and during the period 12 months before and ending 12 months after a sale and leaseback transaction, we or such restricted subsidiary makes expenditures for principal manufacturing properties in an amount equal to the net proceeds of the sale and leaseback transaction and elect to designate that amount as a credit against the sale and leaseback transaction; or

•	to the extent not credited as described above, we or such restricted subsidiary applies an amount equal to the attributable debt with respect to the sale and leaseback transaction to the to the retirement of long-term consolidated debt.

This restriction does not apply to any sale and leaseback transaction (a) between us and a restricted subsidiary or between restricted subsidiaries, (b) involving the taking back of a lease for a period of three years or less or (c) if, after giving effect to a sale and leaseback transaction, permitted secured debt, plus our and our subsidiaries’ attributable debt in respect of sale and leaseback transactions involving principal manufacturing properties, would not exceed 15% of our consolidated net tangible assets.

Consolidation, Merger and Sale of Assets

Under the indenture, we have agreed to not merge or consolidate with any other person, or sell, lease or convey all or substantially all of our assets to any other person, unless (a) either we are the continuing entity or the successor, transferee or lessee is a corporation organized under the laws of the United States, any State or the District of Columbia and expressly assumes our obligations under the debt securities and the indenture, and (b) immediately after giving effect to the transaction, we or the successor, transferee or lessee is not in default of any of those obligations. The indenture also provides that any successor, transferee or lessee corporation in one of those transactions be substituted for us under the indenture and the debt securities.

Events of Default

Any of the following will constitute an event of default under the indenture with respect to debt securities of any series:

•	our failure to pay any interest on that series when due and continuance of that default for 30 days;

•	our failure to pay principal of that series when due;

•	our failure to observe or perform any of our other covenants in the indenture or in respect of that series for 60 days after written notice as provided in the indenture;

•	our bankruptcy, insolvency or reorganization; or

•	any other event of default provided in the supplemental indenture with respect to debt securities of that series.

If any event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of each affected series, voting as a single class, may by written notice declare the principal amount of and accrued interest on all the debt securities of each affected series to be due and payable immediately. Events of bankruptcy, insolvency and reorganization are deemed to affect all outstanding debt securities. If the debt securities of an affected series are original issue discount debt securities, only that portion of the principal amount as is specified in the terms of that series may be declared due and payable. The holders of a majority in aggregate principal amount of outstanding debt securities of the series that have been so accelerated may, under limited circumstances, rescind and annul that acceleration.

Under the indenture, the trustee will generally be required to give the holders of affected debt securities notice of known defaults within 90 days after the default, unless the default is cured. Except in the case of a payment default, however, the trustee may withhold the notice if it determines that doing so is in the interests of the holders of the affected series of debt securities. The indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected, with all those series voting as a single class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for such series, or exercising any trust or power conferred on the trustee.

Prior to the acceleration of the maturity of such debt securities, the holders of a majority in aggregate principal amount outstanding of all series of debt securities with respect to which an event of default has occurred, voting as a single class, may waive any event of default with respect to that series. This majority action cannot, however, waive defaults under those covenants which cannot be modified without the consent of the holder of each affected debt security.

An event of default with respect to one series of our debt securities will not necessarily constitute an event of default under another series of our debt securities.

The indenture requires us to file annually with the trustee a certificate as to our compliance with all conditions and covenants of the indenture.

Modification of the Indenture

We and the trustee may enter into one or more supplemental indentures without the consent of the holders of any debt securities in order:

•	to transfer or pledge any property to the trustee as security for the debt securities;

•	to substitute a permitted successor corporation for us;

•	to add to our covenants under the indenture further covenants or provisions to protect the holders of debt securities;

•	to establish the form or terms of debt securities;

•	to provide for successor trustees; or

•	to cure any ambiguity, correct any defective provisions or to make any other provisions as we determine to be necessary or desirable, as long as the action does not adversely affect the interests of any holder of debt securities of any series.

The indenture will also permit us and the trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding series of debt securities affected, voting as one class, to execute supplemental indentures that change the terms of the indenture or modify the rights of debt holders. However, without the consent of the holder of each affected debt security, this majority action cannot:

•	extend the time for payment of principal or interest on any debt security;

•	reduce the principal of, or the rate of interest on, any debt security;

•	reduce the amount of premium, if any, payable upon the redemption of any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of any original issue discount security;

•	change the currency in which any debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on any debt security; or

•	reduce the percentage of debt securities, the consent of the holders of which is required to modify or amend the indenture.

Defeasance and Covenant Defeasance

The indenture provides that we may deposit funds in trust and as a result either (a) be discharged from all obligations under the debt securities of any series, except for limited administrative obligations (“defeasance”), or (b) be released from complying with specified covenants of the indenture, including those described under “Certain Covenants” and “Consolidation, Merger and Sale of Assets” (“covenant defeasance”). For defeasance or covenant defeasance with respect to any series of debt securities, we must deposit, in trust with the trustee, money or U.S. government obligations that through the payment of interest and principal according to their terms will provide money in an amount sufficient to make all payments on that series of debt when they are due. If the defeasance is to occur at least one year before the debt securities become due and payable or are to be redeemed, the defeasance may only be established if we deliver an opinion of counsel stating that the holders of the debt securities will not have a taxable event for federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred. In addition, in the case of defeasance, the opinion of counsel must be based upon a ruling of the Internal Revenue Services or a change in applicable U.S. federal income tax law occurring after the date of the indenture.

The Trustee

The Bank of New York Trust Company, N.A. serves as the trustee under the indenture and will initially also serve as the paying agent and registrar of the debt securities.

LEGAL MATTERS

The validity of the debt securities offered by this prospectus will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Pactiv Corporation included in Pactiv Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and Pactiv Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Prairie Packaging, Inc. as of and for the years ended December 31, 2006 and 2005 have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.